June 6, 2006



                                                     MERITAS LAW FIRMS WORLDWIDE
Securities and Exchange Commission
Division of Corporation Finance                      Roger D. Linn
100 F Street, NE                                     916.558.6064 DIRECT
Washington, DC.  20549                               rlinn@weintraub.com

Attn:    Jeff Jaramillo
         Mail Stop 3651

RE: NEWGOLD, INC. FORM 10-KSB/A FOR THE FISCAL YEAR ENDING JANUARY 31, 2005 FILE MAY 2, 2005, FILE NO. 000-20722

Dear Mr. Jaramillo

On behalf of Newgold, Inc. (the "Company"), we wish to make this supplemental response to your comment letter dated November 4, 2005 relating to the above-referenced Newgold annual report on Form 10-KSB for the fiscal year 2005. In addition to those previous responses provided in our letter of June 2, 2006, please find enclosed the acknowledgement letter from the Company as requested in the third to the last paragraph of your comment letter of November 4, 2005.

Please contact the undersigned if you should have any further comments or questions.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION


Roger D. Linn

RDL/dmg
Enclosures

cc:      Scott Dockter (w/o encls.)
         James Kluber (w/o encls.)